

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2011

Carlos Pedro Aguilar Mendez
Chief Financial Officer
Grupo TMM, S.A.B.
Avenida de la Cuspida, No. 4755
Colonia Parques del Pedregal
14010 Mexico City, D.F., Mexico

   Re: **Grupo TMM, S.A.B.**
       Form 20-F for Fiscal Year Ended December 31, 2009
       Filed June 30, 2010
       File No. 333-14194

Dear Mr. Mendez:

   We have completed our review of your filing and do not have any further comments at this time.

         Sincerely,

         Lyn Shenk
         Branch Chief